MAG Silver Corporation

For Immediate Release

January 23, 2006

MAG SILVER INITIATES DRILL PROGRAM AT LAGARTOS TARGETED ON 6 KILOMETRE LONG SILVER / LEAD / ZINC ANOMALY.

Vancouver, B.C…. MAG Silver Corp. (TSXV: MAG) announces drilling has commenced at its Lagartos NW Project in the Fresnillo District, Zacatecas State, Mexico. This 100% owned MAG Silver property is located 35 kilometres northwest along trend from the Fresnillo Mine and MAG’s Juanicipio Joint Venture with Industrias Peñoles.

Lagartos NW is part of the 130,000 hectare, 100% owned Lagartos land package covering a significant strike length of the Fresnillo Silver Trend both NW and SE of the Fresnillo Silver District. MAG will be drilling 3 distinct silver, lead, zinc and copper biogeochemical anomalies. These are in the order of 4 to 8 kilometres long and are coincident with similar structural vein controls of the Fresnillo silver mine district, 35 kilometres to the southeast. There have been 5 significant new vein discoveries within the Fresnillo district over the past two years, two of which are on MAG’s Juanicipio project.

MAG acquired the property because it shows the same geological, structural and alteration features that have led to the new silver – gold vein discoveries at Juanicipio.

“Our fundamental exploration approach is to take a fresh look at major silver mining regions and explore for additional silver mineralization zones under cover or in unrecognized extensions of the districts. At Lagartos NW, we see the same geology and alteration that we see around the Fresnillo District and we’re applying the same exploration techniques that have led to success at Juanicipio”, stated Dan MacInnis P.Geo., President and CEO of MAG Silver.

In a press release dated January 24, 2006 MAG Silver and Peñoles announced the discovery of a new high grade silver - gold vein at Juanicipio which returned 6.35 metres (20.8 feet) of 1,798 grams per tonne Silver (57.8 ounces), 2.91 grams per tonne Gold, 3.43% Lead and 5.51% Zinc. This new vein at Juanicipio has all the mineralogical and geological characteristics of the main production veins in the Fresnillo Mining District (1.3 billion ounces of historical production) where Peñoles operates the world’s largest silver mine.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and is supervising the program at The Lagartos Property. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects to MAG.

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.